THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Nature of Operations and Summary of Significant
Accounting Policies

The Somerset Group, Inc. (The "Company") is a registered savings bank holding company. Its major asset is a 21.5% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank (the "Bank"). The Company also operated in the construction industry during 1995. During 1995 the Company sold substantially all assets of its construction industry operations for a combination of cash and notes receivable. The Company formed a new financial services division and in 1996 commenced expansion into the financial service industry, and currently operates an insurance agency, a stock brokerage division, and offers financial advisory and asset management services.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries.

(b) Commissions and Fees: Commissions and fees represent revenue of the financial services division and are recognized on an accrual basis.

(c) Cash and Cash Equivalents: For Purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders' equity until realized.

(e) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a savings bank which operates in Indiana, North Carolina, and Florida through its mortgage banking division. The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component on consolidated retained earnings.

(f) Office Furniture and Equipment: Office furniture and equipment are stated at historical costs for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful live of individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(g) Income Taxes: The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

(h) Income Per Share: Income per share is based on the average number of common shares and common share equivalents (stock options) outstanding during the year. The effect of outstanding stock options on income per share on a fully diluted basis is not material. All share and per share amounts have been adjusted for five-for-four stock splits that were effective February 26, 1997 and February 29,1996.



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(i) Treasury Shares: Treasury shares issued to fund employee benefit plans are valued at average cost of all treasury shares at the date of issuance.

Note 2.  Investment in First Indiana Corporation

The Company's percentage of ownership of First Indiana Corporation was 21.5% at September 30, 1997, 21.8% at December 31, 1996, and 21.8% at September 30, 1996. The Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 3.  Average Shares Outstanding

Average shares outstanding included the common share equivalents of outstanding stock options. There were 46,073, 62,389, and 56,378 equivalent shares included in the average shares outstanding for the periods ended September 30, 1997, December 31, 1996, and September 30, 1996. The Company had 105,313 shares of its stock reserved for future stock grants as of September 30, 1997 and December 31, 1996, and 152,162 shares reserved as of September 30, 1996.

Note 4.  Income Per Share

The Financial Accounting Standards Board has issued Statement 128, "Earnings Per Share Statement." Statement 128 is effective for financial statements for periods ended after December 15, 1997, and earlier application is not permitted. The statement requires dual representation of Basic earnings per share and diluted earnings per share. Had Statement 128 been effective for the nine months ended September 30, 1997 and 1996, the proforma earnings per share would be as follows:

                              3 Months Ended       9 Months Ended
                               September 30,        September 30,

                                1997   1996        1997        1996

Earnings per share, as reported $.26   $.02        $.64       $.54

Statement 128 earnings per share:
          Basic earnings        $.26   $.02        $.66       $.55
          Diluted earnings      $.26   $.02        $.64       $.54

Note 5.  Financial Instruments

The estimated fair value of the Company's financial instruments at June 30, 1997 approximate their carrying value as reflected in the Consolidated Balance Sheets. The Company's financial instruments include cash and cash equivalents, short-term investments, receivables, other assets, and trade accounts payable and accrued expenses. Financial instruments also include the investment in First Indiana that has a fair value of $53,792,000.

Note 6.  Financial Statement Preparation

The accompanying financial statements have been prepared with generally accepted account principles for interim financial information and with the instruction to From 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.


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